FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|
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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of Announcement No. 12 - 2004
- TORM increases expectations to 2004 profit before tax and value adjustment to DKK 1,100-1,150 mill. issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on October 5, 2004.
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Exhibit 1
---------

ANNOUNCEMENT NO. 12 - 2004

5 October 2004

TORM increases expectations to 2004 profit before tax and value adjustment to DKK 1,100-1,150 mill.

o In the third quarter and into the fourth quarter of 2004 TORM's Tanker division has achieved higher freight rates and therefore higher earnings than TORM's expectations, as announced 12 August 2004. This is primarily due to continued strong global demand for refined products. In the Bulk division, rates have developed according to expectations.

o TORM increases its expectations for 2004 profit before tax and value adjustment on Norden shares from DKK 875-925 mill. as announced 12 August 2004, to DKK 1,100-1,150 mill.

o The increase in expectations - in total DKK 225 mill. - consists of improved earnings of approximately DKK 100 mill. and extraordinary dividend payment from Norden, corresponding to a DKK 127 mill. income for TORM.

o The expected result consists of earnings from TORM's own operations of DKK 900-950 mill. and a total DKK 200 mill. dividend payment received from Norden in 2004.

o As of 4 October 2004, the unrealised gain in 2004 on TORM's investment in Norden was DKK 846 mill., based on a share price of DKK 2,467/share.

o The report for the first nine months of 2004 is expected to be released on 11 November 2004 as previously announced.

A/S Dampskibsselskabet TORM
Contact persons: Klaus Kjaerulff, CEO, tel. +45 3917 9200
                 Klaus Nyborg, CFO, tel. +45 3917 9200
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Matters discussed in this release may constitute forward-looking statements.
Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.
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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)

Dated: October 12, 2004
                                         By: /s/ Klaus Nyborg
                                             -----------------------------------
                                             Klaus Nyborg
                                             Chief Financial Officer

03810.0001 #517095